UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
6 June 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blueknight Energy Partners, L.P.

File No. 1-33503 – CF# 30958

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Blueknight Energy Partners, L.P. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on May 9, 2012, and August 7, 2012, a Form 10-K filed on March 14, 2013, and a Form 8-K filed on October 18, 2013.

Based on representations by Blueknight Energy Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 9, 2012	through March 31, 2015
10.2	10-Q	May 9, 2012	through September 30, 2014
10.4	10-Q	August 7, 2012	through September 30, 2014
10.38	10-K	March 14, 2013	through March 31, 2015
10.40	10-K	March 14, 2013	through September 30, 2014
10.42	10-K	March 14, 2013	through September 30, 2014
10.1	8-K	October 18, 2013	through September 30, 2014
10.2	8-K	October 18, 2013	through September 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary